 Suite 800- 850 West Hastings Street, Vancouver, B.C., Canada, V6C 1E1

SHAREHOLDER UPDATE

Third Quarter Review 2008

November 12, 2008

  Vancouver, Canada

Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB, CAN: DBFrankfurt), provides the following review of the 3rd quarter, 2008 and the outlook for Q4, 2008.

During Q3, 2008, Canarc management continued to work on refining and assessing the process alternatives and economic models for the New Polaris gold mine project in northwestern B.C.  A term sheet was received from a process facility offering to purchase the proposed gold concentrates from New Polaris, confirming that the project can produce a saleable gold concentrate.  An updated economic summary should be released shortly.

Canarc continued to await the re-issuance of the Benzdorp concessions by the Suriname Minister of Natural Resources.  The Minister's office informed the Company in the 3rd quarter that its applications to renew these concessions required amendments so a revised application was filed in October.

Canarc management continued to evaluate several gold project submittals in North America during the 3rd Quarter and carried out several site visits, but none met the Company’s acquisition requirements. Additional gold mine projects have been identified and are scheduled for due diligence review in Q4, 2008.

A non-brokered private placement equity financing was announced in late September and amended in early November. The net proceeds will be used as working capital and to evaluate prospective gold mine property acquisitions as they arise.

The outlook for the fourth quarter will continue to be dominated by the global economic crisis that has negatively impacted junior mining shares such as Canarc.  However, management is of the belief that this market environment is very attractive now for making strategic gold property acquisitions.

In a recent national interview, Donald Coxe, Global Market Strategist of BMO Financial, was asked if the commodity boom was over. Mr. Coxe responded, “No, it is just on hold”.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in British Columbia, exploring the large Benzdorp gold property in Suriname and acquiring gold projects of merit in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit the website at, www.canarc.net.  The TSX has neither approved nor disapproved the contents of this news release.